Exhibit 12
COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2017	2016	2015	2014	2013
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$511	$377	$289	$276	$214
Add interest element implicit in rentals	223	249	240	241	259
	734	626	529	517	473
Interest capitalized	1	—	2	2	2
Total fixed charges	$735	$626	$531	$519	$475
Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($981)	($2,395)	($1,385)	($1,685)	($972)
Deduct undistributed net income of unconsolidated companies	—	—	—	37	185
	(981)	(2,395)	(1,385)	(1,722)	(1,157)
Add
Fixed charges (excluding interest capitalized)	734	626	529	517	473
Income before fixed charges and income taxes	($247)	($1,769)	($856)	($1,205)	($684)
Ratio of income to fixed charges	(0.34)	(2.83)	(1.61)	(2.32)	(1.44)